Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Determination of earnings:
Income (loss) from operations	$3,496	$(2,914)	$28,863	$24,268	$32,018	$(11,769)	$(83,940)

Add:
Fixed charges	556	1,062	3,989	3,098	4,051	4,381	4,838

Earnings (loss), as adjusted	4,052	(1,852)	32,852	27,366	36,069	(7,388)	(79,102)

Fixed charges:
Interest expense	92	591	2,170	1,880	3,570	3,923	4,415
Amortization of capitalized expenses related to indebtedness	5	16	53	67	104	96	92
Portion of rent representative of the interest factor(1)	459	455	1,766	1,151	377	362	331

Fixed charges	556	1,062	3,989	3,098	4,051	4,381	4,838

Preferred stock dividends (no dividends paid)	—	—	—	—	—	—	—
Ratio of earnings to fixed charged	7	*	8	9	9	*	*
Deficiency of earnings available to cover fixed charges	—	(2,914)	—	—	—	(11,769)	(83,940)

*	Less than one to one coverage
(1)	Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which is not material. The underlying rent amounts were $1,390,574, $1,379,923, $5,351,231, $3,488,594, $1,142,346, $1,096,805 and $1,001,685, for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009.